Exhibit 99.1

No. 05/08

IAMGOLD CONTINUES RATIONALIZATION OF EXPLORATION PORTFOLIO

Toronto, Ontario, February 28, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the sale of its 34% interest in the Nyakafuru Project in Tanzania to Resolute Mining Ltd. (“Resolute”). The Nyakafuru Project is located approximately 120 kilometres from Resolute’s Golden Pride Mine in Tanzania.

The transaction is valued at US$6.0 million to be paid to IAMGOLD in cash or Resolute shares, at Resolute’s option. In addition, Resolute Mining shall pay a royalty of US$10 per ounce for each additional resource ounce of gold, attributable to the former IAMGOLD interest that is discovered on the project, up to a total cap of US$3.75 million.

“We are pleased to have completed this transaction with Resolute as part of the rationalization of our non-core exploration assets,” commented Joseph Conway, President & CEO, “while retaining the opportunity to benefit from additional discovery on the property. Since the beginning of 2007, the Company’s divestiture of non-core assets is valued at close to US$65 million.”

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.